Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
Los Angeles, California 90024
Tel: (310) 208-1182
Fax: (310) 208-1154

October 28, 2008

FILED AS EDGAR CORRESPONDENCE &
VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jennifer Riegel

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form S-1/A Filed August 21, 2008 File No. 333-150695

Dear Ms. Riegel:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company” or “Skystar”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 29, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of Amendment No. 4 to the Company’s Registration Statement on Form S-1 (“Amendment No. 4”), containing revisions that have been made in response to the Staff’s comments.

FORM S-1/A

General

1.	Please provide the valuation and qualifying account information required by Rule 12-09 of Regulation S-X.

Response: Pursuant to Comment 6 below, we have added a table detailing changes to the allowance for doubtful accounts which meets the account information required by Rule 12-09 of Regulation S-X, as reflected on page F-40 of Amendment No. 4.

Ms. Jennifer Riegel
Securities and Exchange Commission
October 28, 2008

Cover Page

2.
Please revise to provide disclosure on the cover page and in the summary of the offering on page 6 that you are selling securities equating to 10% of the offering to the underwriters for $ 100, a substantial discount to the offering price.

Response: We note that while the option to the underwriter representative to acquire shares of common stock equating to 5% of the offering is for $100, each share underlying the option is to be purchased for 125%, rather than at a discount, of the offering price, as disclosed on pages 66 and 69. We have added such disclosure on the cover page and page 7 of Amendment No. 4. To clarify, we are not offering our common stock to the underwriters for $100.

Dilution, page 24

3.
We note that you state in this section that you are offering 2,500,000 shares pursuant to this prospectus. This does not appear to be consistent with your disclosures in your registration fee table. Please revise your dilution disclosure to include the 2,727,276 shares underlying the units registered in this offering and the 272,728 shares underlying the representative's units purchase option.

Response: We are no longer registering units in this offering but instead are registering the Company’s common stock and the underwriter representative’s options. We have updated the dilution disclosure to reflect the 2,343,750 shares registered in this offering and the 117,188 shares underlying the underwriter representative’s common stock purchase options, as reflected on page 25 of Amendment No. 4.

Security Ownership of Certain Beneficial Owners and Management, page 31

4.	Please revise your table, including all footnotes thereto, to update the information as of the latest practicable date. Please disclose the specific date to which the information was updated.

Response: We have revised the table accordingly, including all footnotes, thereto, as reflected on pages 34-35 of Amendment No. 4.

Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007, page F -1

5.
We note that your accounts receivable balance increased $1.53 million from $1.36 million to $2.89 million from December 31, 2007 to June 30, 2008. In light of this 113% increase, please tell us why the allowance for doubtful accounts only increased by $12,814 or 6.4% in the same period.

Response: Although the accounts receivable balance increased by $2.32 million, there were no sales or other factors indicating that the allowance would need any additional adjustment other than the $13,397 increase due to appreciation of the Renminbi (RMB) against the US Dollar (USD) during the nine months ended September 30, 2008. At September 30, 2008, 98% of accounts receivable balance was less than 180 days old. We increased our credit sales to promote our new products during 2007. Based upon our historical accounts receivable collection records, the allowance is reasonable because we have not experienced any material bad debt from uncollectible accounts receivable, the majority of the accounts receivable as of September 30, 2008 has a short history, and we believe that such accounts receivable will be collected.

Ms. Jennifer Riegel
Securities and Exchange Commission
October 28, 2008

Note 2- Summary of Significant Accounting Policies

Accounts and Other Receivables, page F-8

6.
You state that when facts subsequently become available to indicate that the allowance provided requires an adjustment, then the adjustment will be classified as a change in estimate. Please disclose these adjustments for all periods presented.

Response: We have revised our disclosure by adding “Note 5: Allowance for Doubtful Accounts” in the footnotes accompanying the financial statements which detail the changes of the allowance for doubtful accounts, as reflected on page F-13 of Amendment No. 4.

Exhibits

7.
Pursuant to your exhibit index, it appears that you are incorporating by reference the Form of Warrant Agreement from your registration statement filed on July 17, 2008. It appears that you have also filed this Form of Warrant Agreement as Exhibit 10.6 to this registration statement. In your next amendment, please clarify which agreement is incorporated by reference into your registration statement.

Response: We have revised our disclosure accordingly, as reflected on page II-4 of Amendment No. 4.

8.
Pursuant to your registration fee table, it appears that you are seeking to register 3,136,368 units which will be sold in the unit offering plus an additional 272,728 units which the company has sought to register under the underwriter representative unit purchase option. If true, please have Richardson & Patel revise their opinion to include all shares which you are registering under on this registration statement. If you disagree, please provide us with your analysis as to how Richardson & Patel calculated the number of shares included in their opinion.

Response: Richardson & Patel has revised their opinion accordingly, as reflected on Exhibit 5.1 to Amendment No. 4.

* * * * *

Ms. Jennifer Riegel
Securities and Exchange Commission
October 28, 2008

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Ryan Hong

By: Ryan Hong, Esq.